Exhibit 99.2

NEWS RELEASE

PRECISION DRILLING ANNOUNCES

MIDDLE EAST NEW BUILD AWARD

Calgary, Alberta, Canada – May 28, 2014

Precision Drilling Corporation (“Precision”) announced today that it has been awarded a contract for a new build 1500 horsepower rig that will operate for one of its existing customers in the Middle East with deployment expected in mid-2015. The rig will be the ninth Middle East deployment since mid-2012. Construction costs associated with this rig in 2014 are included in the capital plan announced in April 2014.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated: “This rig award is an important step in the execution of our international growth strategy to serve high quality customers in technically challenging well applications. This new build deployment will follow the previously announced two ST-3000 rig deployments to Kuwait, which are on budget and are beginning operations slightly ahead of schedule, and the new build ST-2000 rig that is expected to be deployed to Saudi Arabia late in 2014. We are pleased to continue to grow our Middle East footprint, which is nearing the level of scale we need to generate the margins and returns Precision is accustomed to generating.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements in this news release relate to the delivery and timing on deployment of additional rigs to customers in the Middle East. These forward-looking information and statements are based on certain expectations and assumptions made by Precision, including the assumption that increased operations in the Middle East will generate the expected margins and returns. Although Precision believes these expectations and assumptions to be reasonable, undue reliance should not be placed on the forward- looking information and statements as Precision cannot give any assurance that they will prove to be correct. Actual results could differ materially from those currently anticipated due to a number of factors and risks, which include, but are not limited to, the price and demand for oil and natural gas, the availability of qualified personnel, potential social and political instability in the Middle East and general economic, market and business conditions. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other risks factors that could affect Precision’s business, operations or financial results are discussed in Precision’s annual information form and other disclosure documents on file with the Canadian securities commissions on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

The forward-looking information and statements contained in this press release are made as of the date hereof and Precision does not undertake any obligation to update publicly or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on The New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575

403.716.4755 (FAX)